UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

GULFSLOPE ENERGY, INC.
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

40273W105
(CUSIP Number)

John B. Connally III
2500 City West, Suite 800
Houston, Texas 77042
(281) 918-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:
Thomas C. Pritchard, Esq.
Brewer & Pritchard, P.C.
Three Riverway, Suite 1800
Houston, Texas 77056
Tel:  (713) 209-2950
Fax: (713) 659-5302

December 31, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)

CUSIP No.  40273W105

1	NAMES OF REPORTING PERSONS John B. Connally III I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 50,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.01%
14	TYPE OF REPORTING PERSON IN

Item 1.  Security and Issuer

This statement on Schedule 13D/A relates to the common stock, par value $0.001 per share (the “Common Stock”), of GulfSlope Energy, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2500 City West, Suite 800, Houston, Texas 77042.

Item 2.  Identity and Background

(a) The name of the person filing this statement is John B. Connally III.

(b) The business address of Mr. Connally is 3 Riverway, Ste. 1800, Houston, Texas 77056.

(c) Mr. Connally is an independent oil and gas advisor and investor.

(d) During the past five years, Mr. Connally has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Mr. Connally was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Connally is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

Effective March 31, 2013, Mr. Connally agreed to terminate Mr. Connally’s consulting agreement in consideration of 10 million shares of Common Stock.  Prior to March 2013, Mr. Connally transferred 10 million shares of Common Stock in a private transaction.

Item 4.  Purpose of Transaction

Mr. Connally acquired the Common Stock he beneficially owns for investment purposes.  Mr. Connally agreed to accept termination of his consulting agreement in exchange for 10 million shares of Common Stock.  Mr. Connally does not currently have any plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D/A.

Item 5.  Interest in Securities of the Issuer

(a) Mr. Connally is the beneficial owner of 50,000,000 share of Common Stock.    The shares of Common Stock beneficially owned by Mr. Connally equal approximately 8.01% of the Issuer’s outstanding shares of Common Stock, based on 624,223,676 shares outstanding as of December 31, 2013, as reported in the Issuer’s quarterly report on Form 10-Q, filed with the SEC on February 13, 2014.

(b) Mr. Connally has sole voting power over the 50,000,000 shares of Common Stock beneficially owned by him.

(c) Other than the Assignment Agreement, the convertible notes, the conversion of the convertible notes and the transactions contemplated thereby, Mr. Connally has not affected any transaction in the Issuer Common Stock during the past 60 days.

(d) Mr. Connally’s has no knowledge, that any person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5, which descriptions are incorporated herein by reference in answer to this Item 6, and the agreements incorporated therein by reference, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with Mr. Connally.

Item 7.  Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/ John B. Connally III
Name: John B. Connally III

Dated:  February 14, 2014